UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 6, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Facility Agreement

On March 23, 2012, Astra Maritime Corporation (“Astra”) and Serenity Shipping Enterprises Inc. (“Serenity” and, together with Astra, the “Borrowers”), each of which is a wholly owned indirect subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), entered into a facility agreement with DVB Bank SE, Emporiki Bank of Greece S.A. and Norddeutsche Landesbank Girozentrale, as lenders, for an amount of up to $42.0 million in two tranches of $26.0 million to finance the acquisition of the Navios Serenity (the “Serenity Tranche”) and up to $16.0 million to refinance the existing debt relating to the Navios Astra (the “Astra Tranche”). The Serenity Tranche bears interest at a rate of LIBOR plus 285 basis points and is repayable in 32 quarterly installments of $0.4 million each, with a final balloon payment of $14.4 million on the last payment date. The Astra Tranche bears interest at a rate of LIBOR plus 360 basis points and is repayable in 32 quarterly installments of $0.3 million each, with a final balloon payment of $6.8 million on the last payment date.

Navios Holdings is a guarantor of the obligations of the Borrowers under the facility agreement. The Borrowers and Navios Holdings are subject to certain covenants under the facility agreement, including financial covenants and covenants under the indentures for Navios Holdings’ outstanding notes. Among other events, it will be an event of default under the facility agreement if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The foregoing description is subject in all respects to the actual terms of the facility agreement. A copy of the facility agreement is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.

Supplemental Agreements

On March 28, 2012, Rumer Holdings Ltd., a wholly owned subsidiary of Navios Holdings, entered into a Fifth Supplemental Agreement (the “Fifth Supplemental Agreement”) in relation to the Loan Agreement dated December 11, 2007 with Emporiki Bank of Greece S.A. The Fifth Supplemental Agreement amends the repayment schedule in respect of the outstanding loan amount, such that two installments of $2.5 million would be payable in March 2012 and April 2012, an installment of $1.4 million would be payable in July 2013, three installments of $2.1 million would be payable in January 2014, July 2014 and January 2015, and ten installments of $1.4 million would be payable in July 2015 and every six months thereafter, and a balloon payment of $10.7 million would be payable on the last payment date. A copy of the Fifth Supplemental Agreement is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.

On March 30, 2012, Nostos Shipmanagement Corp. and Red Rose Shipping Corp. entered into a Second Supplemental Agreement (the “Second Supplemental Agreement”) in relation to the Facility Agreement dated June 24, 2009 with Commerzbank AG. The Second Supplemental Agreement amends the security value maintenance levels and the repayment schedule after March 2012. A copy of the Second Supplemental Agreement is furnished as Exhibit 10.3 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

10.1	Facility agreement of up to $42,000,000, dated March 23, 2012.

10.2	Fifth Supplemental Agreement, dated as of March 28, 2012.

10.3	Second Supplemental Agreement, dated as of March 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou

Angeliki Frangou Chief Executive Officer Date: April 6, 2012